===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         July                                 2006
                          --------------------------------    ----------------
Commission File Number    000-29898
                          --------------------------------    ----------------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

             Form 20-F                       Form 40-F  X
                       ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                             No  X
                 ------------------             ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


================================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

    1        Unaudited Interim Financial Statements for the Three Months Ended
             June 3, 2006
    2        Management's Discussion and Analysis of Financial Condition and
             Results of Operations for the Three Months Ended June 3, 2006
    3        Certification of Interim Filings of J. Balsillie on Form 52-109F2
    4        Certification of Interim Filings of M. Lazaridis on Form 52-109F2
    5        Certification of Interim Filings of D. Kavelman on Form 52-109F2

                                                                      DOCUMENT 1

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
                (United States dollars, in thousands)(unaudited)

                                               Consolidated Balance Sheets
                                                                                                          As at
                                                                                          --------------------------------------
                                                                                              June 3,              March 4,
                                                                                                2006                 2006
                                                                                          -----------------    -----------------
Assets
 Current

  Cash and cash equivalents (note 3)                                                           $   556,874          $   459,540
  Short-term investments (note 3)                                                                  166,275              175,553
  Trade receivables                                                                                393,721              315,278
  Other receivables                                                                                 31,657               31,861
  Inventory (note 4)                                                                               134,437              134,523
  Other current assets (note 13)                                                                    52,870               45,035
  Deferred income tax asset (note 9)                                                                66,292               94,789
                                                                                          -----------------    -----------------
                                                                                                 1,402,126            1,256,579

Investments (note 3)                                                                               532,749              614,309

Capital assets (note 5)                                                                            350,420              326,313

Intangible assets (note 6)                                                                          93,681               85,929

Goodwill  (note 7)                                                                                  60,233               29,026
                                                                                          -----------------    -----------------
                                                                                              $  2,439,209         $  2,312,156
                                                                                          =================    =================

Liabilities
 Current

  Accounts payable                                                                              $   76,040           $   94,954
  Accrued liabilities                                                                              149,724              144,912
  Income taxes payable (note 9)                                                                     13,450               17,584
  Deferred revenue                                                                                  20,017               20,968
  Current portion of long-term debt                                                                    274                  262
                                                                                          -----------------    -----------------
                                                                                                   259,505              278,680

Long-term debt                                                                                       6,971                6,851

Deferred income tax liability (note 9)                                                              26,774               27,858
                                                                                          -----------------    -----------------
                                                                                                   293,250              313,389
                                                                                          -----------------    -----------------

Shareholders' Equity
Capital stock (note 10)
  Authorized - unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class
  A common shares and unlimited number of voting common shares Issued -
  186,523,016 voting common shares (March 4, 2006 - 186,001,765)                                 1,862,874            1,852,554

Paid in capital (note 11)                                                                            4,679                  159
Retained earnings                                                                                  277,801              148,028
Accumulated other comprehensive income (loss) (note 13)                                                605              (1,974)
                                                                                          -----------------    -----------------
                                                                                                 2,145,959            1,998,767
                                                                                          -----------------    -----------------
                                                                                              $  2,439,209         $  2,312,156
                                                                                          =================    =================

Commitments and contingencies (notes 8 and 15)
See notes to the consolidated financial statements.

On behalf of the Board:


Jim Balsillie                                                     Mike Lazaridis
Director                                                          Director

                           Research In Motion Limited
                (United States dollars, in thousands)(unaudited)

                                     Consolidated Statement of Shareholders' Equity
                                                                                                     Accumulated
                                                                                                        Other
                                                         Common         Paid In        Retained     Comprehensive
                                                         Shares         Capital        Earnings     Income (loss)       Total
                                                    -----------------------------------------------------------------------------
Balance as at March 4, 2006                           $ 1,852,554       $    159     $  148,028      $     (1,974)   $ 1,998,767

Comprehensive income (loss):
  Net income                                                    -              -        129,773                 -        129,773
  Net change in unrealized gains on investments
    available for sale                                          -              -              -             1,089          1,089
  Net change in derivative fair value during
    the period                                                  -              -              -             4,546          4,546
  Amounts reclassified to earnings during
    the period                                                  -              -              -            (3,056)        (3,056)

Shares issued:
  Exercise of stock options                                10,320              -              -                 -         10,320
  Share-based payment                                           -          4,520              -                 -          4,520
                                                    -----------------------------------------------------------------------------
Balance as at June 3, 2006                            $ 1,862,874      $   4,679     $  277,801         $     605    $ 2,145,959
                                                    =============================================================================

See notes to the consolidated financial statements.

                           Research In Motion Limited
     (United States dollars, in thousands, except per share data)(unaudited)

                                    Consolidated Statements of Operations
                                                                                  For the Three Months Ended
                                                                                June 3,                May 28,
                                                                                 2006                   2005
                                                                        --------------------   --------------------
Revenue                                                                         $   613,116            $   453,948

Cost of sales                                                                       275,269                203,731
                                                                        --------------------   --------------------

Gross margin                                                                        337,847                250,217

                                                                        --------------------   --------------------
Expenses

  Research and development                                                           51,518                 34,534
  Selling, marketing and administration (note 14)                                   107,255                 62,871
  Amortization                                                                       16,071                 10,283
  Litigation (note 15(b))                                                                 -                  6,475
                                                                        --------------------   --------------------
                                                                                    174,844                114,163
                                                                        --------------------   --------------------
Income from operations                                                              163,003                136,054

  Investment income                                                                  12,051                 13,816
                                                                        --------------------   --------------------
Income before income taxes                                                          175,054                149,870
                                                                        --------------------   --------------------
Provision for income taxes (note 9)
  Current                                                                            11,255                  2,630
  Deferred                                                                           34,026                 14,720
                                                                        --------------------   --------------------
                                                                                     45,281                 17,350
                                                                        --------------------   --------------------

Net income                                                                      $   129,773            $   132,520
                                                                        ====================   ====================
Earnings per share (note 12)

  Basic                                                                         $      0.70            $      0.70
                                                                        ====================   ====================

  Diluted                                                                       $      0.68            $      0.67
                                                                        ====================   ====================

See notes to the consolidated financial statements.

                           Research In Motion Limited
                (United States dollars, in thousands)(unaudited)

                      Consolidated Statements of Cash Flows
                                                                                         For the Three Months Ended
                                                                                        June 3,             May 28,
                                                                                          2006                2005
                                                                                   -----------------   -----------------
Cash flows from operating activities

Net income                                                                               $  129,773          $  132,520

Items not requiring an outlay of cash:

  Amortization                                                                               26,809              18,226
  Deferred income taxes                                                                      31,430              17,389
  Share-based payment (note 11)                                                               4,520                   -
  Other                                                                                        (913)                612

Net changes in working capital items (note 17)                                              (92,591)            (32,881)
                                                                                   -----------------   -----------------
Net cash provided by operating activities                                                    99,028             135,866
                                                                                   -----------------   -----------------
Cash flows from financing activities

Issuance of share capital                                                                    10,320               8,240
Repayment of long-term debt                                                                     (63)                (53)
                                                                                   -----------------   -----------------
Net cash provided by financing activities                                                    10,257               8,187
                                                                                   -----------------   -----------------
Cash flows from investing activities

Acquisition of investments                                                                   (5,100)            (12,408)
Proceeds on sale or maturity of investments                                                  17,880              21,255
Acquisition of capital assets                                                               (44,065)            (31,289)
Acquisition of intangible assets                                                            (22,091)             (6,352)
Business acquisitions                                                                       (38,878)             (3,795)
Acquisition of short-term investments                                                          (778)            (98,193)
Proceeds on sale and maturity of short-term investments                                      79,987             289,283
                                                                                   -----------------   -----------------
Net cash (used in) provided by investing activities                                         (13,045)            158,501
                                                                                   -----------------   -----------------
Effect of foreign exchange gain (loss) on cash and cash
  equivalents                                                                                 1,094                (584)
                                                                                   -----------------   -----------------
Net increase in cash and cash equivalents
  for the period                                                                             97,334             301,970

Cash and cash  equivalents, beginning of year                                               459,540             610,354
                                                                                   -----------------   -----------------

Cash and cash  equivalents, end of period                                                $  556,874          $  912,324
                                                                                   =================   =================

See notes to the consolidated financial statements.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP"). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion's ("RIM" or the "Company") audited consolidated financial statements (the "financial statements") for the year ended March 4, 2006, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended June 3, 2006 are not necessarily indicative of the results that may be expected for the full year ending March 3, 2007.

     The Company's fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal year ending March 3, 2007 comprises 52 weeks compared to 53 weeks for the fiscal year ended March 4, 2006.


2.   ACCOUNTING PRONOUNCEMENTS

(a)  Adoption of Accounting Pronouncements

     Share-Based Payment

     In the first quarter of fiscal 2007, the Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") 123 ("SFAS 123(R)") Accounting for Share-Based Payment. SFAS 123(R) requires all companies to use a fair-value based method of accounting for stock-based compensation. The Company is using the modified prospective transition ("MPT") method to record stock compensation. Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements over the requisite service period. Under the MPT method, the fair value of stock options previously granted and not yet vested are expensed over the remaining vesting period. As a result of the Company adopting SFAS 123(R) in the first quarter of fiscal 2007, the Company's net income was $4.4 million lower, or $0.02 per share basic and diluted, than if the Company had continued to account for share-based payment under Accounting Principles Board ("APB") Opinion 25. (See also note 11).

     Accounting Changes and Error Corrections

     In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS 154 Accounting Changes and Error Corrections. SFAS 154 completely replaces APB Opinion 20 ("APB 20") and SFAS 3, with many of those provisions being carried forward without change. If practical, SFAS 154 requires retrospective application to prior year's financial statements for a voluntary change in accounting principle. In addition, SFAS 154 also requires that a change in depreciation method for long-lived non-financial assets be accounted for as a change in estimate, as opposed to a change in accounting principle under APB 20. The standard is effective for fiscal years beginning after December 15, 2005. The Company has adopted SFAS 154 and it had no impact on the Company's operating results in the first quarter of fiscal 2007.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


(b)  Recently Issued Pronouncement

     Accounting for Certain Hybrid Financial Instruments

     In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133 and among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is in effect for fiscal years beginning after September 15, 2006. The Company is currently evaluating what impact, if any, SFAS 155 will have on its financial statements.


3.   SHORT-TERM INVESTMENTS AND INVESTMENTS

     Short-term investments consist of liquid investments with remaining maturities of between three months and one year. Investments with maturities in excess of one year are classified as non-current investments. In the event of a decline in value, which is other than temporary, the investments are written down to estimated realizable value.

     Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition and are carried at fair value.


4.   INVENTORY

     Inventory is comprised as follows:

                                                                        June 3,        March 4,
                                                                          2006           2006
                                                                     -------------------------------
     Raw materials                                                     $  86,500      $ 107,049
     Work in process                                                      50,103         31,848
     Finished goods                                                        6,621          3,905
     Provision for excess and obsolete inventory                          (8,787)        (8,279)
                                                                     -------------------------------
                                                                       $ 134,437      $ 134,523
                                                                     ===============================

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


5.   CAPITAL ASSETS

     Capital assets are comprised of the following:

                                                                                         June 3, 2006
                                                                  --------------------------------------------------------
                                                                                         Accumulated           Net book
                                                                           Cost          amortization           value
                                                                  --------------------------------------------------------
Land                                                                       $  15,707         $       -          $  15,707
Buildings, leaseholds and other                                              148,696            21,351            127,345
BlackBerry operations and other information
  technology                                                                 241,091           123,340            117,751
Manufacturing equipment                                                       86,346            49,090             37,256
Furniture and fixtures                                                        84,374            32,013             52,361
                                                                  --------------------------------------------------------
                                                                           $ 576,214         $ 225,794          $ 350,420
                                                                  ========================================================


                                                                                        March 4, 2006
                                                                  --------------------------------------------------------
                                                                                          Accumulated          Net book
                                                                           Cost           amortization          value
                                                                  --------------------------------------------------------
Land                                                                       $  15,647         $       -          $  15,647
Buildings, leaseholds and other                                              137,982            19,473            118,509
BlackBerry operations and other information
  technology                                                                 214,566           112,598            101,968
Manufacturing equipment                                                       88,563            43,966             44,597
Furniture and fixtures                                                        74,548            28,956             45,592
                                                                  --------------------------------------------------------
                                                                           $ 531,306         $ 204,993          $ 326,313
                                                                  ========================================================


6.   INTANGIBLE ASSETS

     Intangible assets comprise the following:

                                                                                         June 3, 2006
                                                                     ----------------------------------------------------
                                                                                          Accumulated          Net book
                                                                           Cost           amortization          value
                                                                     ----------------------------------------------------
Acquired technology                                                        $  25,951         $  11,069          $  14,882
Licences                                                                      83,756            52,908             30,848
Patents                                                                       56,473             8,522             47,951
                                                                     ----------------------------------------------------

                                                                           $ 166,180         $  72,499          $  93,681
                                                                     ====================================================

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


                                                                                         March 4, 2006
                                                                    -----------------------------------------------------
                                                                                         Accumulated        Net book
                                                                          Cost          amortization         value
                                                                    -----------------------------------------------------
Acquired technology                                                        $  18,373         $   9,465          $   8,908
Licences                                                                      82,806            48,576             34,230
Patents                                                                       50,790             7,999             42,791
                                                                    -----------------------------------------------------

                                                                           $ 151,969         $  66,040          $  85,929
                                                                    =====================================================


7.   BUSINESS ACQUISITIONS

     During the first quarter of fiscal 2007, the Company purchased 100% of the common shares of Ascendent Systems Inc. ("Ascendent"). The transaction closed on March 9, 2006. Ascendent specializes in enterprise solutions to simplify voice mobility implementations and allows the Company to further extend and enhance the use of wireless communications by offering a voice mobility solution that helps customers align their mobile voice and data strategies. The operating results of Ascendent were not material to the Company's operating results in the first quarter of fiscal 2007.

     During the first quarter of fiscal 2006, the Company purchased the shares of a company whose proprietary software was incorporated into the Company's software. The transaction closed on March 24, 2005.

     In both acquisitions noted above, the consideration paid by the Company was cash and the results of the acquirees' operations have been included in the consolidated financial statements commencing from each respective closing date to June 3, 2006.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

                                                                      For the three months ended,
                                                                  ---------------------------------
                                                                       June 3,          May 28,
                                                                         2006             2005
                                                                  ---------------------------------
Assets purchased

      Capital assets                                                   $    375          $     -
      Other current assets                                                  404              158
      Deferred income tax asset                                           4,806              259
      Acquired technology                                                 7,578            6,223
      Goodwill                                                           31,207                -
                                                                  ---------------------------------
                                                                         44,370            6,640
                                                                  ---------------------------------

Liabilities assumed                                                       5,492              645
Deferred income tax liability                                                 -            2,200
                                                                  ---------------------------------
                                                                          5,492            2,845
                                                                  ---------------------------------
Net non-cash assets acquired                                             38,878            3,795

      Cash acquired                                                         122                3
                                                                  ---------------------------------
Net assets acquired                                                   $  39,000        $   3,798
                                                                  =================================

     The acquisitions were accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology.


8.   PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


     The change in the Company's warranty expense and actual warranty experience for the three months ended June 3, 2006, as well as the accrued warranty obligations as at June 3, 2006, are set forth in the following table:


     Accrued warranty obligations as at March 4, 2006               $   22,387
     Warranty costs incurred for the three months ended
       June 3, 2006                                                     (6,284)
     Warranty provision for the three months ended June 3, 2006          8,459
     Adjustments for changes in estimate for the three months
       ended June 3, 2006                                                3,100
                                                                 --------------
     Accrued warranty obligations as at June 3, 2006                $   27,662
                                                                 ==============


9.   INCOME TAXES

     For the first three months of fiscal 2007, the Company's net income tax expense was $45.3 million or a net effective tax rate of 25.9%. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company realizing incremental cumulative investment tax credits ("ITCs") attributable to prior fiscal years. ITCs are generated as a result of the Company incurring eligible scientific research and experimental development ("SR&ED") expenditures, which, under the "flow-through" method, are credited as a recovery of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favorable tax ruling. The tax ruling determined that stock option benefits are considered eligible SR&ED expenditures.

     The Company has not recorded a valuation allowance against its deferred income tax assets (March 4, 2006 - $nil).

     The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.


10.  CAPITAL STOCK

                                                     Shares
                                                   Outstanding         Amount
                                               ---------------------------------
                                                     (000's)

     Common shares outstanding - March 4, 2006        186,002       $ 1,852,554

     Exercise of stock options                            521            10,320
                                                    ----------------------------
     Common shares outstanding - June 3, 2006         186,523       $ 1,862,874
                                                    ============================


     During the first quarter of fiscal 2007, there were 521,251 stock options exercised.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


     The Company had 186.5 million voting common shares outstanding, 8.5 million stock options to purchase voting common shares outstanding and 7,200 restricted share units outstanding as at June 29, 2006.

     On October 11, 2005, the Company's Board of Directors approved the repurchase by the Company, from time to time, on the NASDAQ National Market, of up to an aggregate of 9.5 million common shares over the next 12 months. This represents approximately 5% of the Company's outstanding shares. There were no common shares repurchased in the quarter ended June 3, 2006.

     During the third quarter of fiscal 2006, the Company repurchased 6.3 million common shares pursuant to the Common Share Repurchase Program at a cost of $391,212. The amount paid in excess of the per share paid-in capital of the common shares of $328,231 was charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled.


11.  SHARE-BASED PAYMENT

     Stock-based compensation plans

     Stock Option Plan
     The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries. The stock option exercise price is equal to the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years and are exercisable for a maximum of ten years from the grant date.

     In the first quarter of fiscal 2007, the Company has adopted SFAS 123(R) to record stock compensation expense, and will use the MPT method. Under the MPT method, there is no restatement of prior periods. The adoption of SFAS 123(R) has resulted in a charge to earnings of $4.4 million in the first quarter of fiscal 2007 (see note 2 for related discussion). Stock options issued and outstanding for 4.7 million common shares are vested as at June 3, 2006 and there are 5.6 million common shares available for future grants under the stock option plan.

     A summary of option activity since March 4, 2006 is shown below:

                                                                 Options Outstanding
                                               -------------------------------------------------------------------------
                                                                      Weighted           Remaining          Aggregate
                                                    Number             Average          Contractual        Instrinsic
                                                  (in 000's)       Exercise Price     Life, in Years          Value
                                               -------------------------------------------------------------------------

Balance as at March 4, 2006                          8,961           $   20.33

Granted during the period                               38               76.04
Exercised during the period                           (521)              15.58
Forfeited during the period                            (10)              41.06
                                               -----------------------------------
Balance as at June 3, 2006                           8,468           $   20.84             3.08            $  459,234
                                               =========================================================================
Exercisable at June 3, 2006                          4,746           $   14.36             2.19            $  262,864
                                               =========================================================================

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


     As of June 3, 2006, there was $43.7 million of unrecognized stock-based compensation expense related to unvested stock options which is expected to be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.2 years. The total intrinsic value of stock options exercised during the first quarter of fiscal 2007 was approximately $27 million.

     For the period ended May 28, 2005, the Company previously disclosed proforma net income and earnings per share, using the Black-Scholes option-pricing model, which resulted in proforma stock compensation expense of $6.4 million and proforma net income of $126.1 million or $0.66 per share basic and $0.64 per share diluted.

     The weighted average fair value of stock options granted during the quarter was calculated using the Black-Scholes option-pricing model with the following assumptions:

                                                   For the three months ended
                                                -------------------------------
                                                     June 3,         May 28,
                                                       2006           2005
                                                -------------------------------

     Weighted average Black-Scholes value of
       each stock option                               $ 36.45        $  36.96

     Assumptions:
       Risk free interest rates                           5.0%            4.0%
       Expected life in years                              4.4             4.0
       Expected dividend yield                              0%              0%
       Volatility                                          55%             65%



     The risk-free interest rates utilized during the life of the stock option are based on a U.S. Treasury security for an equivalent period. Expected volatility is based on historical volatility and implied volatility, as the Company believes that this is a better indicator of expected volatility going forward. Historical data is used to estimate expected term.

     Restricted Share Unit Plan (the "RSU Plan")
     At the Company's 2005 Annual General Meeting on July 18, 2005, shareholders approved the establishment of the RSU Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. The RSU Plan received regulatory approval in August 2005.

     RSUs are redeemed for either common shares issued from treasury, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense will be recognized upon issuance of RSUs over the vesting period. The Company recorded compensation expense of $120 with respect to RSUs in the first quarter of fiscal 2007.

     The Company did not issue any RSUs in the three month period ended June 3, 2006 and the total number of RSUs outstanding as at June 3, 2006 was 7,200 (March 4, 2006 - 7,800).

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


12.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                               For the three months ended
                                                            ----------------------------------
                                                                June 3,           May 28,
                                                                 2006               2005
                                                            ----------------------------------
     Net income for basic and diluted earnings per
       share available to commons stockholders                   $  129,773        $  132,520
                                                            ==================================

     Weighted-average number of shares
       outstanding (000's) - basic                                  186,282           190,098

     Effect of dilutive securities: Employee stock
       options (000's)                                                5,779             7,774
                                                            ----------------------------------

     Weighted-average number of shares and
       assumed conversions (000's) - diluted                        192,061           197,872
                                                            ==================================

     Earnings per share  - reported
       Basic                                                     $     0.70        $     0.70
       Diluted                                                   $     0.68        $     0.67



13.  COMPREHENSIVE INCOME

     The components of comprehensive income are shown in the following tables:

                                                                                                  For the three months ended
                                                                                              ---------------------------------
                                                                                                  June 3,         May 28,
                                                                                                   2006             2005
                                                                                              ---------------------------------
     Net income                                                                                     $ 129,773       $  132,520
     Net change in unrealized losses on available-for-sale investments                                  1,089            1,016
     Net change in derivative fair value during the period, net of income taxes of
     $2,408 (May 28, 2005 - $164)                                                                       4,546              309
     Amounts reclassified to earnings during the period, net of income tax recovery
     of $1,619 (May 28, 2005 - $1,617)                                                                 (3,056)          (3,053)
                                                                                              ---------------------------------

     Comprehensive income                                                                           $ 132,352       $  130,792
                                                                                              =================================


                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


     The components of accumulated other comprehensive income (loss) are as follows:

                                                                                                June 3,         March 4,
                                                                                                  2006            2006
                                                                                           ---------------------------------
     Accumulated net unrealized losses on available-for-sale investments                         $  (17,143)     $ (18,233)
     Accumulated net unrealized gains on derivative instruments                                      17,748         16,259
                                                                                           ---------------------------------
     Total accumulated other comprehensive income (loss)                                         $      605      $  (1,974)
                                                                                           =================================

     The fair value of derivative instruments of $27.4 million (March 4, 2006 - $24.5 million) is included in Other current assets on the Consolidated Balance Sheets.


14.  FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the first three months of fiscal 2007 includes $2.0 million with respect to a foreign exchange loss (fiscal 2006 - foreign exchange loss of $1.8 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.


15.  COMMITMENTS AND CONTINGENCIES

(a)  Credit Facility

     During the first quarter of fiscal 2007, the Company amended an existing credit facility and now has a $100 million Demand Credit Facility ("the Facility"). The Company has utilized $15.7 million of the Facility to secure operating and financing requirements. As at June 3, 2006, $84.3 million of the Facility was unused. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP, Inc. ("NTP") litigation matter. As a result of the settlement of the NTP litigation matter, the Company cancelled the letter of credit on March 6, 2006.

     The Company has an additional demand facility in the amount of $18.1 million to support and secure other operating and financing requirements. As at June 3, 2006, $16.7 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.

(b)  Litigation

     The Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents.

     On March 3, 2006, the Company and NTP jointly announced that they signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


     going forward. In addition, in connection with the litigation, the Company recorded an expense of $6.5 million in the first quarter of fiscal 2006 to account for incremental current and estimated legal and professional fees.

     In November 2003, Inpro II Licensing S.a.r.l. ("Inpro II") filed an action in the United States District Court for the District of Delaware (the "U.S. Inpro Action") asserting United States Patent No. 6,523,079 against both RIM and one of its customers. RIM was successful in the District Court, and the matter was heard on appeal on December 8, 2005 at the Federal Circuit. On May 11, 2006, the Federal Circuit released its decision which affirmed the District Court's dismissal. On May 25, 2006, Inpro II filed a petition for panel rehearing en banc with the Federal Circuit, which petition was denied on June 19, 2006. Inpro II may seek an appeal to the United States Supreme Court by filing a petition for certiorari within 90 days. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the U.S. Inpro Action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 3, 2006.

     Eatoni Ergonomics, Inc. ("Eatoni") has alleged that RIM's BlackBerry 7100 Series infringes the claims of United States Patent No. 6,885,317, titled "Touch-Typable Devices Based On Ambiguous Codes And Methods To Design Such Devices". Proceedings are currently pending in United States District Court for the Northern District of Texas (Dallas Division). At this time, the likelihood of damages or recoveries and the ultimate amount, if any, with respect to this action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 3, 2006.

     On May 16, 2005, Antor Media Corporation ("Antor") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against RIM's U.S. subsidiary, Research In Motion Corporation, along with 11 other defendants, alleging infringement of United States Patent No. 5,734,961 (the "961 Patent") titled "Methods and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network". A definitive settlement agreement was entered into between RIM and Antor on May 10, 2006. The amount of the settlement is not material to these financial statements and was paid by RIM in the first quarter of fiscal 2007. Antor agreed to a dismissal of the litigation and all claims against RIM and its customers as part of the settlement. The action was dismissed by the court on June 1, 2006.

     On August 31, 2005, Morris Reese ("Reese") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against Research In Motion Corporation, along with 7 other defendants alleging infringement of United States Patent No. 6,427,009 (the "009 Patent"). A definitive settlement agreement was entered into between RIM and Reese on June 29, 2006. The amount of the settlement is not material to these financial statements. Reese agreed to a dismissal of the litigation and all claims against RIM and its customers as part of the settlement.

     By letter dated February 16, 2004, T-Mobile Deutschland GmbH ("TMO-DG") and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary, Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgement was issued by the Court of Appeals in Dusseldorf which rejected Neomax's damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters (BGH) seeking to overturn the partial judgment by the Court of Appeals in Dusseldorf. A decision on the BGH appeal is expected within twelve months. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


     related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 3, 2006.

     On May 9, 2005, RIM-UK filed an action against Inpro Licensing S.a.r.l. ("Inpro") in the High Court of Justice (Chancery Division, Patents Court) (the "High Court") in London, England. The action sought a declaration that the UK patent, designated under European Patent EP 0892947B1 ("the B1 Patent"), was invalid and an order that the patent be revoked. On February 2, 2006, the High Court ruled in favor of RIM that all patent claims in the B1 Patent are invalid. Inpro has appealed the High Court's decision and a hearing is scheduled for November 2006. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 3, 2006.

     By letter dated February 3, 2005 (the "Letter"), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Dusseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the "Litigation") for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. On January 27, 2006, the court declared the B1 Patent invalid. Inpro has appealed the court's decision and an appeal will not be heard until some time in 2008. On March 21, 2006, the court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 3, 2006.

     On May 1, 2006, Visto Corporation ("Visto") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the "Marshall District Court"), against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and 6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the "Dallas District Court") alleging the Patent Nos. 6,085,192, 6,151,606, and 6,708,221 are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding complaints of infringement against Visto for infringement of United States Patent No. 6,389,457 and 6,219,694, which are owned by RIM. On May 12, 2006, Visto filed a motion to dismiss, or in the alternative to transfer or stay the case filed by RIM in Dallas District Court until the case filed by Visto in the Marshall District Court is resolved. On May 31, 2006, RIM filed an opposition brief in answer to Visto's motion to dismiss. On June 5, 2006, RIM filed its answer to Visto's original complaint and a motion to transfer. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 3, 2006.

     On May 31, 2006, RIM filed a declaratory judgment action in the Northern District of Texas against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 is invalid and not infringed by RIM products. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 3, 2006.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


     which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.


16.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

     Selected financial information is as follows:

                                             For the Three Months Ended
                                    -------------------------------------------
                                             June 3,            May 28,
     Revenue                                  2006               2005
                                    -------------------------------------------

       Canada                              $   43,823         $   45,235
       United States                          384,570            276,433
       Other                                  184,723            132,280
                                    -------------------------------------------
                                           $  613,116         $  453,948
                                    ===========================================

     Revenue

       Canada                                    7.1%              10.0%
       United States                            62.8%              60.9%
       Other                                    30.1%              29.1%
                                    -------------------------------------------
                                               100.0%             100.0%
                                    ===========================================

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


                                               For the Three Months Ended
                                           ------------------------------------
                                                   June 3,            May 28,
     Revenue mix                                    2006               2005
                                           ------------------------------------

       Devices                                   $  432,947         $  314,258
       Service                                      117,088             77,042
       Software                                      42,539             47,439
       Other                                         20,542             15,209
                                           ------------------------------------
                                                 $  613,116         $  453,948
                                           ====================================

                                                           As at
                                           ------------------------------------
     Capital assets, intangible assets             June 3,           March 4,
       and goodwill                                 2006               2006
                                           ------------------------------------

       Canada                                    $  419,581         $  398,965
       United States                                 64,951             26,378
       Other                                         19,802             15,925
                                           ------------------------------------
                                                 $  504,334         $  441,268
                                           ====================================

     Total assets

       Canada                                    $  686,566         $  745,691
       United States                                756,396            629,980
       Other                                        996,247            936,485
                                           ------------------------------------
                                                $ 2,439,209        $ 2,312,156
                                           ====================================

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
         For the Three Month Periods Ended June 3, 2006 and May 28, 2005
                                   (unaudited)
         In thousands of U.S. dollars, except per share data and except as otherwise indicated


17.  CASH FLOW INFORMATION

     Net changes in working capital items:

                                                 For the three months ended
                                            -----------------------------------
                                                   June 3,           May 28,
                                                     2006             2005
                                            -----------------------------------

     Trade receivables                            $  (78,279)      $   (21,420)
     Other receivables                                   217            (9,513)
     Inventory                                           232            12,097
     Restricted cash                                       -           (23,513)
     Other current assets                             (5,541)           (2,454)
     Accounts payable                                 (4,002)           (7,723)
     Accrued liabilities                                 125            15,129
     Accrued litigation                                    -             3,337
     Income taxes payable                             (4,134)              447
     Deferred revenue                                 (1,209)              732
                                            -----------------------------------
                                                  $  (92,591)      $   (32,881)
                                            ===================================


18. COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified to conform to the current year presentation.

                                                                      DOCUMENT 2

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


                           RESEARCH IN MOTION LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 3, 2006 COMPARED TO THE THREE MONTHS ENDED MAY 28, 2005

July 4, 2006

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the three months ended June 3, 2006 and the Company's MD&A for the year ended March 4, 2006, dated May 10, 2006. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

RIM has prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A provides information for the quarter ended June 3, 2006 and up to and including July 4, 2006.

Additional information about the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at www.sec.gov.com.

Special Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws, including statements relating to:

     o the Company's expectations regarding the average selling price ("ASP") of its BlackBerry devices;
     o the Company's estimates regarding revenue sensitivity for the effect of a change in ASP on its device revenue;
     o the Company's estimates regarding earnings sensitivity relating to warranty expense;
     o   the Company's expectations regarding product returns under warranty;
     o the Company's estimates of purchase obligations and other contractual commitments; and
     o the Company's expectations with respect to the sufficiency of its financial resources.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form,

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


which is included in RIM's Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com and www.sec.gov):

     o third-party claims for infringement of intellectual property rights by RIM, and the outcome of any litigation with respect thereto;
     o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
     o RIM's ability to obtain rights to use software or components supplied by third parties;
     o RIM's ability to enhance current products and develop and introduce new products;
     o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
     o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners and licensees;
     o RIM's dependence on its carrier partners to grow its BlackBerry subscriber base and to accurately report subscriber account activations and deactivations to RIM on a timely basis;
     o fluctuations in RIM's quarterly financial results and difficulties in forecasting the growth rate for BlackBerry subscribers;
     o the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;
     o intense competition within RIM's industry, including the possibility that strategic transactions by RIM's competitors or carrier partners could weaken RIM's competitive position;
     o   the continued quality and reliability of RIM's products;
     o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;
     o effective management of growth and ongoing development of RIM's service and support operations;
     o   risks associated with acquisitions;
     o   risks associated with RIM's expanding foreign operations;
     o   RIM's dependence on a limited number of significant customers;
     o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
     o dependence on key personnel and RIM's ability to attract and retain key personnel;
     o reliance on third-party network infrastructure developers and software platform vendors;
     o   foreign exchange risks;
     o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
     o RIM's ability to manage production facilities and its reliance on third-party manufacturers for certain products;
     o   risks associated with short product life cycles;
     o   government regulation of wireless spectrum and radio frequencies;
     o restrictions on import of RIM's products in certain countries due to encryption of the products;
     o   the costs and burdens of compliance with new government regulations;

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


     o   continued use and expansion of the Internet;
     o   regulation, certification and health risks; and
     o tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, software development tools, radio modems and other hardware and software. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless platform, which includes sales of wireless devices, software and service. The BlackBerry wireless platform provides users with a wireless extension of their work and personal email accounts, including Microsoft(R) Outlook(R), Lotus Notes(R), Novell(R) GroupWise(R), MSN(R)/Hotmail, POP3/ISP email and others.

RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability.

RIM generates service revenues from billings to its BlackBerry subscriber base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month regardless of the amount of data traffic the subscriber passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier's responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM's subscriber base and should not be relied upon as an indicator of RIM's financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

An important part of RIM's BlackBerry wireless platform is the software that is installed on corporate servers and/or desktop personal computers. Software revenues include fees from (i) licensing RIM's BlackBerry Enterprise Server(TM) ("BES") software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) maintenance and upgrades to software.

RIM also offers the BlackBerry Connect(TM) and BlackBerry Built-In(TM) Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, so users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry "push" technology to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting "push"-based BlackBerry wireless services.

Revenues are also generated from sales of accessories, repair and maintenance programs, non-recurring engineering services ("NRE") and technical support.

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee. Except where noted below, there have been no changes to the Company's critical accounting policies and estimates from those disclosed as at March 4, 2006.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

    Devices

    Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

    Provisions are made at the time of sale for warranties, royalties and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of devices and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

    Service

    Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. Refer to "Sources of Revenue" for more information on the calculation of the number of subscriber accounts.

    Software

    Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

    Other

    Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


    repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

    Multiple-Element Arrangements

    The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

    Allowance for Doubtful Accounts and Bad Debt Expense

    The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

    When the Company becomes aware of a customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's financial position and payment experience), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

Inventory

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Valuation of long-lived assets, intangible assets and goodwill

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. A significant component of intangible assets is the net book value of licenses. Under certain license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the license agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon the Company's projected number of units to be sold during the terms of the license agreements. See "Results of Operations - Gross Margin" and "Results of Operations - Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived assets, intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.

Patents include all costs necessary to acquire intellectual property such as patents and trademarks as well as legal costs arising out of litigation relating to the assertion of any Company-owned patents. If the Company is not successful in such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Goodwill is assessed for impairment on an annual basis.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


Litigation

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended March 4, 2006, February 26, 2005 and February 28, 2004, the Company was the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (See "Results of Operations - Litigation" and note 15(b) to the Consolidated Financial Statements).

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. In addition, in connection with the litigation, the Company recorded an expense of $6.5 million in the first quarter of fiscal 2006 to account for incremental current and estimated legal and professional fees.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Change in Estimate in Accrued Warranty During the First Quarter of Fiscal 2007

During the current fiscal period, RIM increased its estimated warranty accrued liability by $3.1 million, or 0.5% of consolidated revenue, as a result of a net increase in the current and expected future return (for warranty repair) rates for certain of its device product lines.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the device sales volumes currently under warranty as at June 3, 2006, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $2.8 million.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


Investments

The Company's investments are classified as available-for-sale under Statement of Financial Accounting Standards ("SFAS") 115 and are carried at fair value. Changes in fair values are accounted for through accumulated other comprehensive income, until such investments mature or are sold. The Company does not exercise significant influence with respect to any of these investments.

The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's intent to hold the debt securities to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an appropriate write-down would be recorded.

Income taxes

The Company uses the flow-through method to account for investment tax credits ("ITCs") earned on eligible scientific research and development ("SR&ED") expenditures. Under this method, the ITCs are recognized as a reduction in income tax expense. The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized.

Should RIM determine that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

The Company's provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The consolidated income tax rate is affected by the amount of net income earned in various operating jurisdictions and the rate of taxes payable in respect of that income. RIM enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


estimates and assumptions used in determining the Company's consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Share-Based Payment

The Company has stock-based compensation plans which are described in note 11 to the Consolidated Financial Statements. Stock options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Any consideration paid by employees on exercise of stock options is credited to share capital.

In the first quarter of fiscal 2007, the Company adopted the provisions of Statement of Financial Accounting Standards 123 ("SFAS 123(R)") Accounting for Share-Based Payments. SFAS 123(R) requires all companies to use a fair-value based method of accounting for stock-based compensation. The Company is using the modified prospective transition ("MPT") method to record stock-based compensation expense. Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements over the requisite service period. Under the MPT method, the fair value of stock options granted prior to fiscal 2007 and not yet vested are expensed over their remaining vesting periods. As a result of the Company adopting SFAS 123(R) in the first quarter of fiscal 2007, the Company's net income was $4.4 million lower, or $0.02 per share basic and diluted, than if the Company had continued to account for share-based payments under Accounting Principles Board ("APB") Opinion 25.

At the Company's Annual General Meeting on July 18, 2005, shareholders approved the establishment of the Restricted Share Unit ("RSU") Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. RSUs are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense, based on the fair value of the Company's shares at the date of the grant, will be recognized upon issuance of RSUs over the RSU vesting period.

Common Shares Outstanding

On June 29, 2006, there were 186.5 million common shares, 8.5 million stock options to purchase common shares and 7,200 RSU's outstanding.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


Summary Results of Operations - First Quarter of Fiscal 2007 Compared to the First Quarter of Fiscal 2006

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, and unaudited consolidated balance sheet data, which is expressed in thousands of dollars, for the interim periods indicated:

                                                            As at and for the Three Months Ended                    Change
                                                                                                                    Q1 Fiscal
                                                       June 3, 2006                       May 28, 2005              2007/2006
                                          -----------------------------------------------------------------------------------------
                                                                  (in thousands, except for per share amounts)
                                          -----------------------------------------------------------------------------------------
Revenue                                         $   613,116       100.0%          $   453,948         100.0%       $   159,168

Cost of sales                                       275,269        44.9%              203,731          44.9%            71,538
                                          -----------------------------------------------------------------------------------------
Gross margin                                        337,847        55.1%              250,217          55.1%            87,630
                                          -----------------------------------------------------------------------------------------
Expenses

 Research and development                            51,518         8.4%               34,534           7.6%            16,984
 Selling, marketing and administration              107,255        17.5%               62,871          13.8%            44,384
 Amortization                                        16,071         2.6%               10,283           2.3%             5,788
                                          -----------------------------------------------------------------------------------------
  Sub-total                                         174,844        28.5%              107,688          23.7%            67,156

Litigation (1)                                            -         0.0%                6,475           1.4%            (6,475)
                                          -----------------------------------------------------------------------------------------
                                                    174,844        28.5%              114,163          25.1%            60,681
                                          -----------------------------------------------------------------------------------------
Income from operations                              163,003        26.6%              136,054          30.0%            26,949

Investment income                                    12,051         2.0%               13,816           3.0%            (1,765)
                                          -----------------------------------------------------------------------------------------
Income before income taxes                          175,054        28.6%              149,870          33.0%            25,184

Provision for income taxes (2)                       45,281         7.4%               17,350           3.8%           (27,931)
                                          -----------------------------------------------------------------------------------------
Net income                                      $   129,773        21.2%          $   132,520          29.2%       $    (2,747)
                                          =========================================================================================
Earnings per share
 Basic                                          $      0.70                       $      0.70                      $         -
                                          ==================               ===================                  ===============

 Diluted                                        $      0.68                       $      0.67                      $      0.01
                                          ==================               ===================                  ---------------

Total assets                                    $ 2,439,209                       $ 2,772,460
Total liabilities                               $   293,250                       $   649,752
Total long-term liabilities                     $    33,745                       $     6,369
Shareholders' equity                            $ 2,145,959                       $ 2,122,708


                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


Notes:

(1) See "Results of Operations - Litigation" and note 15(b) to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

Executive Summary

Revenue increased by $159.2 million to $613.1 million in the first quarter of fiscal 2007 compared to $453.9 million in the preceding year's first quarter. The number of BlackBerry devices sold increased by 371,000, or 44.2%, to 1,211,000 in the first quarter of fiscal 2007, compared to 840,000 during the first quarter of fiscal 2006. Service revenue increased by $40.0 million to $117.1 million, reflecting the Company's increase in BlackBerry subscribers during the period. Software revenue decreased by $4.9 million to $42.5 million in the first quarter of fiscal 2007.

The Company's net income decreased by $2.7 million to $129.8 million, or $0.70 basic earnings per share ("basic EPS") and $0.68 diluted earnings per share ("diluted EPS"), in the first quarter of fiscal 2007, compared to $132.5 million, or $0.70 basic EPS and $0.67 diluted EPS, in the first quarter of fiscal 2006. The $2.7 million decrease in net income in the first quarter of fiscal 2007 reflects primarily an increase in gross margin in the amount of $87.6 million, which was offset by an increase of $67.2 million in the Company's investments in research and development and sales and marketing programs as well as a fiscal 2006 income tax benefit in the amount of $27.0 million resulting from a favorable tax ruling relating to ITCs attributable to prior fiscal years. Fiscal 2007 first quarter net income also includes the effect of the Company adopting SFAS 123(R) resulting in stock option compensation expense in the amount of $4.4 million. If the Company had not adopted SFAS 123(R) in the first quarter of fiscal 2007 and continued to account for share-based payments under Accounting Principles Board Opinion 25, the Company's net income would have been $134.2 million, or $0.72 basic EPS and $0.70 diluted EPS.

A more comprehensive analysis of these factors is contained in "Results of Operations".

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


Selected Quarterly Financial Data

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended June 3, 2006. The information has been derived from RIM's quarterly unaudited interim consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Company's audited consolidated financial statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Company's audited consolidated financial statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

                                                           Fiscal 2007                          Fiscal 2006
                                                         ---------------   -----------------------------------------------------
                                                              First              Fourth             Third            Second
                                                             Quarter             Quarter           Quarter           Quarter
                                                         -----------------------------------------------------------------------
                                                                           (in thousands, except per share data)
Revenue                                                        $613,116         $ 561,219         $ 560,596         $ 490,082

Gross margin                                                   $337,847         $ 308,653         $ 312,745         $ 269,015

Research and development,
  Selling, marketing and administration,
  and Amortization                                              174,844           151,494           138,329           121,489
Litigation (1)                                                        -           162,500            26,176             6,640
Investment income                                               (12,051)          (19,219)          (17,483)          (15,700)
                                                       -----------------   ---------------   ---------------   ---------------
Income before income taxes                                      175,054            13,878           165,723           156,586

Provision for (recovery of) income taxes (2)                     45,281            (4,476)           45,574            45,531
                                                       -----------------   ---------------   ---------------   ---------------

Net income                                                     $129,773          $ 18,354         $ 120,149         $ 111,055
                                                       =================   ===============   ===============   ===============

Earnings  per share
  Basic                                                         $  0.70           $  0.10           $  0.63           $  0.58

  Diluted                                                       $  0.68           $  0.10           $  0.61           $  0.56

------------------------------------------------------------------------------------------------------------------------------
Research and development                                       $ 51,518          $ 43,851          $ 41,567          $ 37,677
Selling, marketing and administration                           107,255            92,321            83,965            72,263
Amortization                                                     16,071            15,322            12,797            11,549
                                                       -----------------   ---------------   ---------------   ---------------
                                                               $174,844         $ 151,494         $ 138,329         $ 121,489
                                                       =================   ===============   ===============   ===============
------------------------------------------------------------------------------------------------------------------------------

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


                                                         Fiscal 2006                           Fiscal 2005
                                                      ------------------   -----------------------------------------------------
                                                            First               Fourth            Third              Second
                                                           Quarter             Quarter           Quarter            Quarter
                                                      --------------------------------------------------------------------------
                                                                             (in thousands, except per share data)
Revenue                                                       $ 453,948           $404,802          $365,852           $310,182

Gross margin                                                  $ 250,217           $229,924          $191,295           $158,681

Research and development,
  Selling, marketing and administration,
  and Amortization                                              107,688             94,785            84,771             78,046
Litigation (1)                                                    6,475            294,194            24,551             18,304
Investment income                                               (13,816)           (11,926)          (10,133)            (8,588)
                                                      ------------------   ----------------  ----------------   ----------------
Income (loss) before income taxes                               149,870           (147,129)           92,106             70,919

Provision for (recovery of) income taxes (2)                     17,350           (144,556)            1,711                326
                                                      ------------------   ----------------  ----------------   ----------------
Net income (loss)                                             $ 132,520          $  (2,573)         $ 90,395           $ 70,593
                                                      ==================   ================  ================   ================
Earnings (loss) per share
  Basic                                                        $   0.70          $   (0.01)          $  0.48            $  0.38

  Diluted                                                      $   0.67          $   (0.01)          $  0.46            $  0.36

--------------------------------------------------------------------------------------------------------------------------------
Research and development                                      $  34,534           $ 29,076          $ 27,137           $ 24,588
Selling, marketing and administration                            62,871             56,595            49,297             44,016
Amortization                                                     10,283              9,114             8,337              9,442

                                                      ------------------   ----------------  ----------------   ----------------
                                                              $ 107,688           $ 94,785          $ 84,771           $ 78,046
                                                      ==================   ================  ================   ================
--------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) See "Results of Operations - Litigation" and note 15(b) to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


Results of Operations

Three months ended June 3, 2006 compared to the three months ended May 28, 2005

Revenue

Revenue for the first quarter of fiscal 2007 was $613.1 million, an increase of $159.2 million, or 35.1%, from $453.9 million in the first quarter of fiscal 2006.

A comparative breakdown of the significant revenue streams is set forth in the following table:

                                                                                                Change - Fiscal
                                          Q1 2007                      Q1 2006                     2007/2006
                              ----------------------------------------------------------------------------------------
Number of devices sold               1,211,000                      840,000                     371,000        44.2%
                              =================             ================             ============================
ASP                                    $   357                      $   374                    $   (17)       (4.5%)
                              =================             ================             ============================

Devices                              $ 432,947        70.6%       $ 314,258        69.2%      $ 118,689        37.8%
Service                                117,088        19.1%          77,042        17.0%         40,046        52.0%
Software                                42,539         6.9%          47,439        10.5%         (4,900)      (10.3%)
Other                                   20,542         3.4%          15,209         3.3%          5,333        35.1%
                              ----------------------------------------------------------------------------------------
                                     $ 613,116       100.0%       $ 453,948       100.0%      $ 159,168        35.1%
                              ========================================================================================


Device revenue increased by $118.6 million, or 37.8%, to $432.9 million, or 70.6% of consolidated revenues, in the first quarter of fiscal 2007 compared to $314.3 million, or 69.2%, of consolidated revenues in the first quarter of fiscal 2006. This increase in device revenue over the prior year's first quarter is primarily attributable to a volume increase of 371,000 units, or 44.2%, to approximately 1,211,000 units in the current fiscal quarter, compared to approximately 840,000 units in the first quarter of fiscal 2006. ASP decreased by $17, or 4.5%, to $357 in the current quarter from $374 in the first quarter of fiscal 2006 due primarily to BlackBerry product mix. The Company expects the historical trends for ASP to continue in the second quarter of fiscal 2007 when compared to the first quarter of fiscal 2007. ASPs are dependant on projected future sales volumes, product mix, new device introductions for the Company's enterprise and prosumer offerings and increased competition in the industry.

The Company estimates that a $10 change in ASP would result in a quarterly revenue change of approximately $12 million, based upon the Company's volume of devices shipped in the first quarter of fiscal 2007.

Service revenue was $117.1 million representing an increase of $40.1 million, or 52.0%, and comprised 19.1% of consolidated revenue in the first quarter of fiscal 2007, compared to $77.0 million, or 17.0% of consolidated revenue, in the

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


first quarter of fiscal 2006. BlackBerry subscribers increased by net 680,000 to approximately 5.5 million from 4.9 million as at March 4, 2006, compared to an increase of net 592,000 during the first quarter of fiscal 2006 to approximately
3.11 million as at May 28, 2005.

Software revenue includes fees from licensed BES software, CALs, maintenance, technical support and upgrades. Software revenues decreased $4.9 million to $42.5 million in the first quarter of fiscal 2007 from $47.4 million in the first quarter of fiscal 2006 as software continued to be used as a tool in enterprise marketing programs. Software revenue increased when compared to the fourth quarter of fiscal 2006 with the launch of BES 4.1.

Other revenue, which includes NRE, accessories, repair and maintenance programs, and sundry, increased by $5.3 million to $20.5 million in the first quarter of fiscal 2007 compared to $15.2 million in the first quarter of fiscal 2006. The majority of the increase was attributable to increases in non-warranty repair.

Gross Margin

Gross margin increased by $87.6 million, or 35.0%, to $337.8 million, or 55.1% of revenue, in the first quarter of fiscal 2007, compared to $250.2 million, or 55.1% of revenue, in the same period of the previous fiscal year. Gross margin percentage was unchanged in the first quarter of fiscal 2007 primarily due to favorable changes in BlackBerry device product mix, improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers, a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations offset by a decline in software revenues of $4.9 million to $42.5 million comprising 6.9% of the total revenue mix in the first quarter of fiscal 2007, compared to $47.4 million and 10.5% respectively in the first quarter of fiscal 2006.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for the quarter ended June 3, 2006 compared to the quarter ended March 4, 2006 and the quarter ended May 28, 2005. The Company believes it is meaningful to provide a comparison between the first quarter of fiscal 2007 and the fourth quarter of fiscal 2006 given the quarterly increases in revenue realized by the Company during fiscal 2007 and 2006.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


                                                          Three Month Fiscal Periods Ended
                                           June 3, 2006               March 4, 2006                May 28, 2005
                                 -------------------------------------------------------------------------------------
                                          $       % of Revenue        $       % of Revenue        $       % of Revenue

Revenue                               $ 613,116                   $ 561,219                   $ 453,948
                                 -------------------------------------------------------------------------------------

Research and development               $ 51,518         8.4%      $  43,851         7.8%      $  34,534         7.6%
Selling, marketing and
  administration                        107,255        17.5%        92,321         16.5%         62,871        13.8%
Amortization                             16,071         2.6%        15,322          2.7%         10,283         2.3%
                                 -------------------------------------------------------------------------------------
                                      $ 174,844        28.5%      $ 151,494        27.0%      $ 107,688        23.7%
                                 =====================================================================================

Research and Development

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology and office infrastructure support, and travel.

Research and development expenditures increased by $17.0 million to $51.5 million, or 8.4% of revenue, in the quarter ended June 3, 2006, compared to $34.5 million, or 7.6% of revenue, in the first quarter of fiscal 2006. The majority of the increase during the first quarter of fiscal 2007, compared to the first quarter of fiscal 2006, was attributable to salaries and benefits primarily as a result of increased personnel, third party new product development costs, office and related staffing infrastructure costs, recruiting, materials, certification and tooling expenses.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, legal, audit and other professional fees, related information technology and office infrastructure support, recruiting, and foreign exchange gain or loss.

Selling, marketing and administrative expenses increased by $44.4 million to $107.3 million for the first quarter of fiscal 2007 compared to $62.9 million for the comparable period in fiscal 2006. As a percentage of revenue, selling, marketing and administrative expenses increased to 17.5% in the current quarter compared to 13.8% in the comparable quarter of the preceding fiscal year.

The net increase of $44.4 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense, primarily as a result of increased personnel, consulting and external advisory costs. Other increases were attributable to recruiting, travel, office and related staffing infrastructure costs.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


Amortization

Amortization expense relating to certain capital and all intangible assets other than licenses increased by $5.8 million to $16.1 million for the first quarter of fiscal 2007 compared to $10.3 million for the comparable period in fiscal 2006. The increased amortization expense in the first quarter of fiscal 2007 reflects the impact of a full quarter's amortization expense with respect to capital and certain intangible asset expenditures incurred during fiscal 2006.

Litigation

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended March 4, 2006, February 26, 2005 and February 28, 2004, the Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents (see note 15(b) to the Consolidated Financial Statements).

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. This settlement amount included money already escrowed by RIM as of March 3, 2006. In addition, in connection with the litigation, the Company recorded an expense of $6.5 million in the first quarter of fiscal 2006 to account for incremental current and estimated legal and professional fees.

Investment Income

Investment income decreased by $1.8 million to $12.1 million in the first quarter of fiscal 2007 from $13.8 million in the comparable period of fiscal 2006. The decrease reflects the decrease in cash, cash equivalents, short-term investments and investments when compared to the prior year's quarter resulting primarily from the funding of the litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company's Common Share Repurchase Program in the amount of $391.2 million offset, in part, by improved interest rate yields.

Income Taxes

For the first quarter of fiscal 2007, the Company's income tax expense was $45.3 million resulting in an effective tax rate of 25.9% compared to an income tax expense of $17.3 million or an 11.6% effective tax rate in the first quarter of fiscal 2006. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company recognizing incremental cumulative ITC's attributable to prior fiscal years. Excluding the $27.0 million ITC benefit, the effective tax rate would have been 29.6% in the first quarter of fiscal 2006. ITC's are generated as a result of the Company incurring eligible SR&ED expenditures, which, under the "flow-through" method, are credited as a reduction of income tax expense. The Company recorded this $27.0

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


million reduction in its deferred income tax provision as a result of a favorable tax ruling involving another Canadian technology corporation, but also applicable to the Company. The tax ruling determined that stock option benefits are considered eligible SR&ED expenditures.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

Net income was $129.8 million, or $0.70 basic EPS and $0.68 diluted EPS, in the first quarter of fiscal 2007 compared to net income of $132.5 million, or $0.70 basic EPS and $0.67 diluted EPS, in the prior year's comparable period. The $2.7 million decrease in net income in the first quarter of fiscal 2007 reflects primarily an increase in gross margin in the amount of $87.6 million, which was offset by an increase of $67.2 million in the Company's investments in research and development and sales and marketing programs as well as a fiscal 2006 income tax benefit in the amount of $27.0 million. The fiscal 2007 first quarter net earnings includes the impact of adopting SFAS 123(R) resulting in stock-based compensation expense in the amount of $4.4 million, or $0.02 diluted EPS. If the Company had not adopted SFAS 123(R) in the first quarter of fiscal 2007 and continued to account for share-based payments under Accounting Principles Board Opinion 25, the Company's net income would have been $134.2 million, or $0.72 basic EPS and $0.70 diluted EPS.

The weighted average number of shares outstanding was 186.3 million common shares for basic EPS and 192.1 million common shares for diluted EPS for the quarter ended June 3, 2006 compared to 190.1 million common shares for basic EPS and 197.9 million common shares for diluted EPS for the same period last year.

Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and investments increased by $6.5 million to $1.26 billion as at June 3, 2006 from $1.25 billion as at March 4, 2006. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at June 3, 2006.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


                                                                 As at June 3,    As at March 4,   Change - Fiscal
                                                                     2006              2006           2007/2006
                                                         --------------------------------------------------------
Cash and cash equivalents                                        $    556,874      $    459,540        $  97,334
Short-term investments                                                166,275           175,553           (9,278)
Investments                                                           532,749           614,309          (81,560)
                                                         --------------------------------------------------------
Cash, cash equivalents, short-term investments and
investments                                                      $  1,255,898      $  1,249,402        $   6,496
                                                         ========================================================

Three months ended June 3, 2006 compared to the three months ended May 28, 2005

Operating Activities

Cash flow provided by operating activities was $99.0 million in the first quarter of fiscal 2007 compared to cash flow provided by operating activities of $135.9 million in the first quarter of the preceding fiscal year, a decrease of $36.9 million. The table below summarizes the key components of operating cash flows for the periods indicated.

                                                              Three Months Ended                Change - Fiscal
                                                      June 3, 2006          May 28, 2005           2007/2006
                                               -----------------------------------------------------------------
Net income                                               $   129,773         $    132,520          $     (2,747)

Amortization                                                  26,809               18,226                 8,583
Deferred income taxes                                         31,430               17,389                14,041

Changes in:
  Trade receivables                                          (78,279)             (21,420)              (56,859)
  Other receivables                                              217               (9,513)                9,730
  Inventory                                                      232               12,097               (11,865)
  Accounts payable                                            (4,002)              (7,723)                3,721
  Accrued liabilities                                            125               15,129               (15,004)
  All other                                                   (7,277)                (663)               (6,614)
                                               -----------------------------------------------------------------

Changes in working capital items - before NTP
litigation items                                              99,028              156,042               (57,014)

  Litigation provision                                             -                3,337                (3,337)
  Restricted cash                                                  -              (23,513)               23,513
                                               -----------------------------------------------------------------
                                                         $    99,028         $    135,866          $    (36,838)
                                               =================================================================

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


Financing Activities

Cash flow provided by financing activities was $10.3 million for the first quarter of fiscal 2007 compared to cash flow provided by financing activities of $8.2 million in the fiscal 2006 comparable period, both primarily attributable to proceeds from the exercise of employee stock options.

Investing Activities

Cash flow used in investing activities was $13.0 million for the first quarter of fiscal 2007, which included capital asset additions of $44.1 million, a business acquisition in the amount of $38.9 million and intangible asset additions of $22.1 million offset by transactions involving the proceeds on the sale or maturity of short-term investments and investments, net of the costs of acquisition in the amount of $92.0 million. For the first quarter of the prior fiscal year, cash flow provided from investing activities was $158.5 million and included capital asset additions of $31.3 million, intangible asset additions in the amount of $6.4 million offset by transactions involving the proceeds on the sale or maturity of short-term investments and investments in the amount of $199.9 million.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at June 30, 2006:

                                                                    Less than   One to Three    Four to      Greater than
                                                         Total      One Year        Years      Five Years     Five Years
                                                  -------------------------------------------------------------------------
Long-term debt                                        $   7,245     $     274     $   6,971     $      -       $      -
Operating lease obligations                              65,344         5,868        20,353       10,436         28,687
Purchase obligations and commitments                    757,118       626,618       130,500            -              -
                                                  -------------------------------------------------------------------------

Total                                                 $ 829,707     $ 632,760     $ 157,824     $ 10,436       $ 28,687
                                                  =========================================================================


Purchase obligations and commitments of $757.1 million as of June 30, 2006, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as for capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations. In the first quarter of fiscal 2007 and up to June 30, 2006, the Company entered into certain supply agreements for component parts and these purchase commitments are included in the $757.1 million under Purchase obligations and commitments. The Company may also be liable for certain key suppliers' component part inventories and purchase commitments if the Company's changes to its demand plans adversely affects these certain key suppliers.

As of June 3, 2006 the Company has commitments on account of capital expenditures of approximately $8.4 million included in the $757.1 million above, primarily for manufacturing and information technology equipment, including service operations and buildings.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


The Company intends to fund current and future capital and intangible asset expenditure requirements from existing financial resources and cash flows.

The Company has not declared any cash dividends in the last three fiscal years.

Cash, cash equivalents, short-term investments and investments were $1.26 billion as at June 3, 2006. The Company's believes its financial resources are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

During the first quarter of fiscal 2007, the Company amended an existing credit facility and now has a $100 million Demand Credit Facility ("the Facility"). The Company has utilized $15.7 million of the Facility to secure operating and financing requirements. As at June 3, 2006, $84.3 million of the Facility was unused. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP matter. As a result of the settlement of the NTP matter, the Company cancelled the letter of credit on March 6, 2006.

The Company has an additional demand facility in the amount of $18.1 million to support and secure other operating and financing requirements. As at June 3, 2006, $16.7 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. Dollar. The majority of the Company's revenues in the first quarter of fiscal 2007 are transacted in U.S. Dollars, Canadian Dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. Dollars. Other expenses, consisting of the majority of salaries, certain operating costs and most manufacturing overhead, are incurred primarily in Canadian Dollars. At June 3, 2006, approximately 8% of cash and cash equivalents, 32% of trade receivables and 18% of accounts payable and accrued liabilities are denominated in foreign currencies (May 28, 2005 - 2%, 43%, and 28%, respectively). These foreign currencies include the Canadian Dollar, British Pound and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward contracts and options. The Company does not use derivative instruments for speculative purposes.

To partially hedge certain exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars and to sell Euros and purchase U.S. Dollars. These contracts have been designated as cash flow hedges, with the

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at June 3, 2006. As at June 3, 2006, the unrealized gain on these forward contracts was approximately $27.1 million (May 28, 2005 - $10.4 million). These amounts were included in Other current assets and Accumulated other comprehensive income.

To partially hedge the exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at June 3, 2006, there were no unrealized gains or losses associated with this hedging activity (May 28, 2005 - loss of $0.1 million). This hedging activity is reflected in Selling, marketing and administration expenses.

To partially hedge exposures relating to cash and receivable balances, the Company has entered into forward contracts to sell Canadian Dollars and purchase U.S. Dollars, to sell Euros and purchase U.S. Dollars, to sell British Pounds and purchase U.S. Dollars and to sell Hungarian Forint and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the underlying hedged assets. As at June 3, 2006, a gain of $0.7 million was recorded in respect of this amount (May 28, 2005 - gain of $1.0 million). This amount was included in Selling, marketing and administration expenses.

To partially hedge the exposure relating to foreign currency deferred income taxes, the Company has entered into forward contracts to sell Canadian Dollars and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged asset. As at June 3, 2006, there were no unrealized gains or losses associated with this hedging activity (May 28, 2005 - gain $1.4 million). This hedging activity is reflected in Selling, marketing and administration expenses.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

RIM has historically been dependent on an increasing number of significant telecommunications carrier customers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company expects this trend to continue as it generates an increasing amount of its

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                     For the Three Months Ended June 3, 2006


device products, software and relay access service revenues through network carriers and resellers, rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. While the Company sells to a variety of customers, three customers comprised 22%, 12% and 12% of trade receivables as at June 3, 2006 (March 4, 2006 - three customers comprised 18%, 13% and 13%). Additionally, four customers comprised 21%, 18%, 11% and 11% of the Company's first quarter sales in fiscal 2007 (first quarter of fiscal 2006 - three customers comprised 18%, 14% and 13%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at June 3, 2006, the maximum exposure to a single counterparty, measured as a percentage of the total fair value of the outstanding derivative instruments, was 48% (May 28, 2005 - 44%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at June 3, 2006, no single issuer represented more than 10% of the total cash, cash equivalents and investments (May 28, 2005 - no single issuer represented more than 9% of the total cash, cash equivalents and short-term investments).

                                                                      DOCUMENT 3

                                  FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS


I, James Balsillie, the Co-Chief Executive Officer of Research In Motion Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited (the issuer) for the interim period ending June 3, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date:  July 4, 2006


"James Balsillie"
------------------------------------
James Balsillie
Co-Chief Executive Officer

                                                                      DOCUMENT 4

                                  FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS


I, Michael Lazaridis, the Co-Chief Executive Officer of Research In Motion Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited (the issuer) for the interim period ending June 3, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date:  July 4, 2006


"Michael Lazaridis"
------------------------------------
Michael Lazaridis
Co-Chief Executive Officer

                                                                      DOCUMENT 5

                                  FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS


I, Dennis Kavelman, the Chief Financial Officer of Research In Motion Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited (the issuer) for the interim period ending June 3, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date:  July 4, 2006


"Dennis Kavelman"
------------------------------------
Dennis Kavelman
Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               RESEARCH IN MOTION LIMITED
                                      ------------------------------------------
                                                      (Registrant)

Date:   July 5, 2006                  By:  /S/ DENNIS  KAVELMAN
        -------------------------          -------------------------------------
                                           Name:  Dennis Kavelman
                                           Title: Chief Financial Officer